UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           ISTA Pharmaceuticals, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    45031X204
                                 (CUSIP Number)

                                February 8, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                     Page 1 of 11 Pages

CUSIP No. 45031X204                    13G                 Page 2 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            Highbridge International LLC
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
----------------------------------------------------------------------------
     (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
              1,693,760 shares of Common Stock

              $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
----------------------------------------------------------------------------
     (10)     CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.90%
----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
----------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45031X204                    13G                 Page 3 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,693,760 shares of Common Stock

             $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.90%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45031X204                    13G                 Page 4 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            Glenn Dubin
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
-----------------------------------------------------------------------------
     (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
              1,693,760 shares of Common Stock

              $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
-----------------------------------------------------------------------------
     (10)     CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------------
     (11)     PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
              5.90%
-----------------------------------------------------------------------------
     (12)     TYPE OF REPORTING PERSON **
              IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45031X204                    13G                 Page 5 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,693,760 shares of Common Stock

                    $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,760 shares of Common Stock

             $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 convertible into 262,123 shares of Common Stock (see Item 4(a))
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.90%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45031X204                    13G                 Page 6 of 11 Pages

Item 1.

(a)  Name of Issuer

        ISTA Pharmaceuticals, Inc. (the "Company").

(b) Address of Issuer's Principal Executive Offices

        15295 Alton Parkway
        Irvine, California 92618

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


        Highbridge International LlC
        ----------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        Highbridge Capital Management, LLC IRS #: 20-1901985
        ----------------------------------
        9 West 57th Street,
        27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        Glenn Dubin
        -----------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        Henry Swieca
        ------------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States


Item 2(d)  Title of Class of Securities

        Common Stock, $0.001 par value ("Common Stock")

Item 2(e)  CUSIP Number

        45031X204

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act

CUSIP No. 45031X204                    13G                 Page 7 of 11 Pages

        (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

        As of the date of this filing, (i) Highbridge International LLC beneficially owns 1,693,760 shares of Common Stock and $2,000,000 aggregate principal amount of 8.0% Senior Subordinated Convertible Notes due June 22, 2011 (the "Notes") convertible into 262,123 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and (ii) each of Higbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 1,693,760 shares of Common Stock beneficially owned by Highbridge International LLC and the 262,123 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) issuable to Highbridge International LLC upon conversion of the Notes.

        Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Common Stock owned by Highbridge International LLC.

        (b)    Percent of class:

            The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 6, 2007, indicates that the total number of outstanding shares of Common Stock as of September 30, 2007 was 32,862,476. Pursuant to the terms of the Notes, the number of shares of Common Stock into which the Notes are convertible is limited to the number of shares

CUSIP No. 45031X204                    13G                 Page 8 of 11 Pages

that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock. Based on the Company's outstanding shares of Common Stock as of September 30, 2007 and assuming the conversion of the Notes, each of Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.90% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote

                       0

                (ii)   Shared power to vote or to direct the vote

                       See Item 4(a)

                (iii)  Sole power to dispose or to direct the disposition of

                       0

                (iv)   Shared power to dispose or to direct the disposition of

                       See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

      See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not

CUSIP No. 45031X204                    13G                 Page 9 of 11 Pages

held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 12, 2008, by and among Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 45031X204                    13G                 Page 10 of 11 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2008

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                         By: /s/ Noah Greenhill
                                             ------------------------------
By: /s/ Noah Greenhill                   Name:  Noah Greenhill
    ----------------------------         Title: Managing Director
Name:  Noah Greenhill
Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
------------------------------           -------------------------------
GLENN DUBIN                              HENRY SWIECA

CUSIP No. 45031X204                    13G                 Page 11 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, $0.001 par value, of ISTA Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 12, 2008



HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                         By: /s/ Noah Greenhill
                                             --------------------------------
By: /s/ Noah Greenhill                  Name: Noah Greenhill
    ------------------------------      Title: Managing Director
Name:  Noah Greenhill
Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
----------------------------             ---------------------------------
GLENN DUBIN                              HENRY SWIECA